February 25, 2019

Giga Metals Releases Final Drill Results From 2018 Program

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp. (TSX.V: GIGA, OTC: HNCKF, FSE: BRR2) (“Giga Metals” or the “Company”) today announced analytical results from the remaining two of 40 holes drilled in 2018 on the Company’s Turnagain Nickel/Cobalt Project. Results from the other 38 holes were released in a news release dated January 30, 2019.

“We’re very pleased with these final drill results as both holes were mineralized over intervals spanning more than 200 metres, ended in mineralization and further demonstrate the exceptional continuity of this massive deposit,” said Mark Jarvis, CEO of Giga Metals. “These results along with previously released holes will now be integrated into our resource model and metallurgical test work as we move the project towards the pre-feasibility stage.”

Metallurgical Infill Drilling Program

The metallurgical infill drilling program was conducted with two skid-mounted drill rigs in the Horsetrail and Northwest zones. Although this drill hole provides valuable additional geological and resource modeling information, its primary purpose was to collect material of appropriate characteristics for future metallurgical testing. Drill core samples from this hole were one-quarter NQ core.

Table 1: Drill intercepts from metallurgical infill program drill hole DDH18-2921:

Hole	Zone	From (m)	To (m)	Interval (m)	Ni (%)	Co (%)	Pd (ppb)	Pt (ppb)
DDH18-292	HT including and	3.82 110.00 176.00	249.02 (EOH) 164.00 244.00	245.20 54.00 68.00	0.273 0.339 0.336	0.017 0.020 0.020	39 50 40	43 44 40

1HT: Horsetrail zone; EOH: end of hole. Metallurgical infill program holes were drilled into continuous or near-continuous disseminated mineralization.

Infill Drilling Program

The infill drilling program was conducted with two skid-mounted drill rigs in the Horsetrail and Northwest zones in areas of Inferred resources. Drill core samples were one-half NQ core.

Table 2: Drill intercepts from the infill drilling program drill hole DDH18-2842:

Hole	Zone	From (m)	To (m)	Interval (m)	Ni (%)	Co (%)	Pd (ppb)	Pt (ppb)
DDH18-284	NW including	9.14 132.00	215.49 (EOH) 215.49 (EOH)	206.35 83.49	0.205 0.252	0.012 0.013	14 27	21 41

2NW: Northwest zone; EOH: end of hole. Infill program holes were drilled into continuous or near-continuous disseminated mineralization.

Figure 1: Infill and Metallurgical Infill Drill Hole Locations in Horsetrail and Northwest zones
(Click here to view online)

Quality Assurance, Quality Control

Diamond drilling in 2018 was conducted on the Turnagain property using NQ diameter drill rods. Drills were oriented using a Reflex TN-14 Gyrocompass drill and, after completion of the drill hole, were surveyed using a Reflex EZ-Gyro. Giga Metals systematically inserted certified reference materials (standards) and blanks into each batch of samples at regular intervals. Samples were placed in sealed bags and shipped directly to the ALS Minerals preparatory laboratory in Terrace, British Columbia. The 2018 samples reported herein were analyzed by either ALS Global of Vancouver, British Columbia (“ALS”), or by TSL Laboratories of Saskatoon, Saskatchewan (“TSL”). Samples prepared by ALS were by crushing the entire sample to 70% passing 2 millimetres, riffle splitting of 250 grams and pulverizing the split to better than 85% passing 75 micrometres. Samples prepared by TSL were by crushing the entire sample to 70% passing 1.70 millimetres, riffle splitting 250 grams and pulverizing the split to 95% passing 106 micrometres. The core samples also underwent a robust duplicate assay program that tests rejects and pulps for reproducibility. Samples were also sent to an umpire lab. Base metal analyses were determined using four-acid digestion method with ICP-AES finish. Precious metal analyses were determined by fire assay method with ICP-AES or ICP-AAS finish. Analytical results are verified with the application of industry standard Quality Assurance and Quality Control (QA/QC) procedures.

#203-700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: 604 681 2300

Qualified Person

Greg Ross, P. Geo., a Qualified Person as defined by NI 43-101, has read and approved all technical and scientific information contained in this news release. Mr. Ross is the Company’s Turnagain Project Manager.

About Giga Metals’ Turnagain Nickel-Cobalt Project

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, a significant undeveloped nickel-cobalt sulphide deposit, located in British Columbia, Canada.

Engineering and metallurgical studies are underway with an objective of producing a Pre-Feasibility study. Extensive metallurgical work indicates a clean concentrate grading 18% nickel and 1% cobalt is reliably achievable using simple "off-the-shelf" processing technology.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of cobalt and nickel to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, PRESIDENT & CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved the information contained herein.

#203-700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: 604 681 2300

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. Forward looking statements in this press release include the completion of a Pre-Feasibility Study.

These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Risks that could change or prevent these statements from coming to fruition include changing operational costs for mining and processing; increased capital costs; the timing and content of upcoming work programs may be interrupted or delayed; geological interpretations based on drilling that may change with more detailed information; the availability of labour, equipment, infrastructure and markets for the products produced; and despite the current expected viability of the project, conditions changing such that the minerals on our property cannot be economically mined, or that the required permits to build and operate the envisaged mine cannot be obtained. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

#203-700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: 604 681 2300